August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (717) 295-9194

R. Scott Smith, Jr.
Chief Executive Officer
Fulton Financial Corp.
One Penn Square
P. O. Box 4887
Lancaster, PA 17604

> **Re: Fulton Financial Corp**
> **Definitive 14A**
> **Filed April 2, 2007**
> **File No. 00-10587**

Dear Mr. Smith:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 11

1. Revise your Compensation Discussion and Analysis to provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers in order to earn their incentive compensation for 2006 or 2007. The revised disclosure should discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that you determined that it was appropriate to omit specific targets, because the disclosure of the targets would cause competitive harm to Fulton Financial, provide the staff with your confidentiality analysis supplementally. Furthermore, if you determine that any targets are confidential, provide disclosure regarding the level of difficulty associated with achieving performance goals. Please refer to Instruction 4 to Item 402(b) of Regulation S-K.   In discussing how difficult it would be for the executive reach performance targets or how likely it would be for the registrant to achieve the target levels, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

2. It appears that a significant amount of the determination of the compensation amounts, particularly with regards to the amounts awarded under the Variable Compensation Bonus Plan and your equity compensation plans, are based upon the discretion of the Compensation Committee. Revise your disclosure to discuss the factors that the Committee considered in using its discretion to set award amounts, including an analysis of how the factors affected the award amounts. Please refer to Item 402(b)(2)(vi) and Item 402(b)(1)(v) and (vi) of Regulation S-K.

Committee Membership and Role, page 11

3. You state that the role of the Committee is to "assist the Board"…"administer …compensation plan"…and take other actions consistent with its charter. Revise this section to discuss the extent to which the Board retains the ultimate authority to approve or set compensation. Furthermore, please clarify any and all limits upon the Committee's authority. For example we note your reference to the role of the Human Resources committee in setting holiday bonuses. Please refer to Item 407(e)(3)(i) of Regulation S-K.

4. Revise your discussion of the use of Consultants to clarify the scope of the engagement for the Hay Group, and any instructions the Committee provided. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Use of Peer Groups, page 12

5. You discuss the Peer Group used by the Committee to evaluate compensation and your identification of the peer companies on page 13. Revise your disclosure to clarify how the information regarding peer compensation and peer performance is used by the Compensation Committee in setting compensation amounts and determining actual performance payouts. To the extent that the Committee targets a particular relationship between peer compensation and the compensation of Fulton's named executives, please discuss and identify the targeted relationship. Please refer to Item 402(b)(1)(v) and (vi) and Item 402(b)(2)(xiv) of Regulation S-K.

Options and Restricted Shares, page 15

6. Disclose the formula for determining the total number of options available for grant in the calendar year rather than referring to the 2004 option plan.

Employment Agreements and Severance Agreements, page 17

7. Revise this section to discuss how the Committee determined that the structure of the termination and change in control agreements with the named executive officers were appropriate. For example, were these agreements based upon an analysis of what your comparator companies were offering to their executives? Furthermore, please discuss how the payment levels support the objectives of the overall compensation program.   Please refer to Item 402(j)(3) and Item 402(b)(1)(v) and (vi) of Regulation S-K.

Determination of Amounts and Formula for Each Element of Compensation, page 22

8. Revise your Compensation Discussion and Analysis to provide analysis of how the committee determined specific levels of compensation and how decisions regarding one component of compensation affected determinations regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Revise your disclosure to analyze the specific factors considered by the committee in ultimately approving specific pieces of each named executive officers' compensation package.

9. You indicate that individual performance is a significant factor considered by the Committee in setting the compensation for your named executive officers. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in

its evaluation, and if applicable, how they were weighted and factored into
specific compensation decisions.   See Item 402(b)(2)(vii) and Item 402(b)(1)(v)
of Regulation S-K.

Summary Compensation Table, page 24

10. Revise the footnotes to this table to disclose the assumptions used to determine
the value of the stock and option awards, including reference to the Instructions to
Item 402(c)(v) and (vi) of Regulation S-K.

Nonqualified Deferred Compensation, page 29

11. Revise your disclosure to quantify the extent to which amounts reported in the
contributions and earnings columns are reported as compensation in the last
completed fiscal year in the registrant's Summary Compensation Table. Refer to
Instruction to paragraph (i)(2) of Item 402 of Regulation S-K.

12. Revise this section to provide the narrative discussion contemplated by Item
402(i)(3) of Regulation S-K. In particular, please discuss the investment options,
the terms used to determine contributions by both the named executives and by
Fulton Financial and the structure of earnings calculations, vesting and payouts
under the plans.

Related Person Transactions, page 34

13. To the extent that you are relying upon Instruction 4 to Item 404(a) to report loans
made to officers and directors or other related parties, please provide the full
representations required the Instruction. In particular, please clarify that the loans
were made on the same terms, including interest rates, as those available to other
persons not related to Fulton Financial. Please refer to Instruction 4(c)(ii) to Item
404(a) of Regulation S-K.

Closing Comments

Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel